UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-24059
MPOWER COMMUNICATIONS CORP.
(Exact name of registrant as specified in its charter)
515 S. Flower Street, 47th Floor
Los Angeles, California 90071-2201
(213) 223-4470
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value per share(1)
Series D Convertible Preferred Stock, $0.001 par value per share(1)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: one (1)
Pursuant to the requirements of the Securities Exchange Act of 1934 Mpower Communications Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 30, 2008	By:	/s/ Richard A. Jalkut
Richard A. Jalkut
Chief Executive Officer and President

(1) As disclosed in a Current Report on Form 8-K filed by Mpower Communications Corp. on June 28, 2001, on June 28, 2001 Mpower Holding Corporation acquired all of Mpower Communications Corp.’s outstanding shares of Common Stock, $0.001 par value per share, and Series D Convertible Preferred Stock, $0.001 par value per share, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of April 12, 2001, among Mpower Communications Corp., Mpower Holding Corporation, and a wholly owned subsidiary of Mpower Holding Corporation. Specifically, on June 28, 2001, each outstanding share (or fraction thereof) of Mpower Communications Corp.’s
Common Stock, $0.001 par value per share, and Series D Convertible Preferred Stock, $0.001 par value per share, was automatically converted into a share (or equivalent fraction), respectively, of Mpower Holding Corporation’s common stock and Series D convertible preferred stock, which capital stock had the same terms (including all powers, rights, preferences, limitations, qualifications, restrictions, or designations) as those of the capital stock of Mpower Communications Corp. from which it was converted. Mpower Communications Corp. inadvertently neglected to file a Form 15 with respect to its shares of Common Stock, $0.001 par value per share, and Series D Convertible Preferred Stock, $0.001 par value per share, upon the consummation of the acquisition transaction on June 28, 2001.